Exhibit 99.1

NESR Announces Filing of Previous Years Financials

HOUSTON, TX / ACCESSWIRE / December 29, 2023 / National Energy Services Reunited Corp. (“NESR” or the “Company”) an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today announced the filing of audited financial statements for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, with the Securities and Exchange Commission (“SEC”). As previously reported, the Company had engaged Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) to conduct audits of the Company’s financial statements for the years ended December 31, 2022, December 31, 2021, and the re-audit for the year ended December 31, 2020.

Stefan Angeli, Chief Financial Officer, commented, “We are very pleased to announce today the filing of our audited accounts. As the MENA region is seeing unprecedented growth in activity with a strong outlook for 2024 and beyond, I am pleased to report that the Company recorded third quarter 2023 revenue of $300 million which was approximately 6% higher sequentially and 24% higher year-on-year. We continue to have great confidence in the strength of our business and in being the partner of choice for our customers. I would like to take this opportunity to thank our shareholders, customers, lenders, and most importantly, our employees, for their patience, continued support, and encouragement, through this process.”

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, the Company’s expectations related to its business performance, financial condition and results of operation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including without limitation, the impact of the delayed SEC report filings on the Company’s business, including its customers, suppliers, counterparties, and lenders, and the extent of any material weakness or significant deficiencies in the Company’s internal control over financial reporting. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

For inquiries regarding NESR, please contact:

Blake Gendron - VP Investor Relations & Business Development

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com

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